SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.___________)*

Shutterfly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82568P304

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 82568P304	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mohr, Davidow Ventures V, L.P. (“MDV V”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,572,342 shares; except that Fifth MDV Partners, L.L.C. (“Fifth MDV”), the general partner of MDV V, may be deemed to have sole power to vote these shares, and Nancy Schoendorf (“Schoendorf”) and Jonathan Feiber (“Feiber”) the managing members of Fifth MDV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,572,342  shares; except that Fifth MDV, the general partner of MDV V, may be deemed to have sole power to dispose of these shares, and Schoendorf and Feiber the managing members of Fifth MDV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,572,342
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 82568P304	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mohr, Davidow Ventures V-L, L.P. (“MDV V-L”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,516,168 shares; except that Fifth-L MDV Partners, L.L.C. (“Fifth-L MDV”), the general partner of MDV V-L, may be deemed to have sole power to vote these shares, and Schoendorf and Feiber the managing members of Fifth-L MDV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,516,168  shares; except that Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to dispose of these shares, and Schoendorf and Feiber the managing members of Fifth-L MDV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 82568P304	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fifth MDV Partners, L.L.C. Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,572,342 shares, all of which are directly owned by MDV V.  Fifth MDV, the general partner of MDV V, may be deemed to have sole power to vote these shares, and Schoendorf and Feiber, the managing members of Fifth MDV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,572,342 shares, all of which are directly owned by MDV V.  Fifth MDV, the general partner of MDV V, may be deemed to have sole power to dispose of these shares, and Schoendorf and Feiber, the managing members of Fifth MDV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,572,342
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 82568P304	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fifth-L MDV Partners, L.L.C. Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,516,168 shares, all of are directly owned by MDV V-L.  Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to vote these shares, and Schoendorf and Feiber, the managing members of Fifth-L MDV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,516,168 shares, all of are directly owned by MDV V-L.  Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to dispose of these shares, and Schoendorf and Feiber, the managing members of Fifth-L MDV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 82568P304	13 G	Page 6 of 13

1	NAME OF REPORTING PERSON Nancy Shoendorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
6

SHARED VOTING POWER
4,088,510 shares, of which 2,572,342 are directly owned by MDV V and 1,516,168 are directly owned by MDV V-L.  Fifth MDV, the general partner of MDV V, and Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to vote these shares, and Schoendorf, a managing member of Fifth MDV and Fifth-L MDV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 Shares
8

SHARED DISPOSITIVE POWER
4,088,510 shares, of which 2,572,342 are directly owned by MDV V and 1,516,168 are directly owned by MDV V-L.  Fifth MDV, the general partner of MDV V, and Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to dispose of these shares, and Schoendorf, a managing member of Fifth MDV and Fifth-L MDV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,088,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 82568P304	13 G	Page 7 of 13

1	NAME OF REPORTING PERSON Jonathan Feiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
6

SHARED VOTING POWER
4,088,510 shares, of which 2,572,342 are directly owned by MDV V and 1,516,168 are directly owned by MDV V-L.  Fifth MDV, the general partner of MDV V, and Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to vote these shares, and Feiber, a managing member of Fifth MDV and Fifth-L MDV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 Shares
8

SHARED DISPOSITIVE POWER
4,088,510 shares, of which 2,572,342 are directly owned by MDV V and 1,516,168 are directly owned by MDV V-L.  Fifth MDV, the general partner of MDV V, and Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to dispose of these shares, and Feiber, a managing member of Fifth MDV and Fifth-L MDV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,088,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 82568P304	13 G	Page 8 of 13

ITEM 1(A).

NAME OF ISSUER

Shutterfly, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2800 Bridge Parkway

Suite 101

Redwood City, California 94065

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Fifth MDV Partners, L.L.C., a Delaware limited liability company (“Fifth MDV”), Fifth-L MDV Partners, L.L.C., a Delaware limited liability company (“Fifth-L MDV”), Mohr, Davidow Ventures V, L.P., a Delaware limited partnership (“MDV V”), Mohr, Davidow Ventures V-L, L.P., a Delaware limited partnership (“MDV V-L”), Nancy Schoendorf (“Schoendorf”) and Jonathan Feiber (“Feiber”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Fifth MDV, the general partner of MDV V, and Fifth-L MDV, the general partner of MDV V-L, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by MDV V and MDV V-L, respectively.  Schoendorf and Feiber are managing members of Fifth MDV and Fifth-L MDV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by MDV V and MDV V-L.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Mohr, Davidow Ventures
3000 Sand Hill Road, Building 3, Suite 290
Menlo Park, CA 94025

ITEM 2(C)

CITIZENSHIP

MDV V and MDV V-L are Delaware limited partnerships.  Fifth MDV and Fifth-L MDV are Delaware limited liability companies.  Schoendorf and Feiber are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 82568P304

ITEM 3.

Not Applicable.

CUSIP NO. 82568P304	13 G	Page 9 of 13

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of MDV V and MDV V-L, and the limited liability company agreements of Fifth MDV and Fifth-L MDV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

CUSIP NO. 82568P304	13 G	Page 10 of 13

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 82568P304	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2007

Mohr, Davidow Ventures  V, L.P.

/s/ Nancy Schoendorf

By Fifth MDV, L.L.C.

Nancy Schoendorf, Managing Member

Its General Partner

Mohr, Davidow Ventures V-L, L.P.

/s/ Nancy Schoendorf

By Fifth-L MDV, L.L.C.

Nancy Schoendorf, Managing Member

Its General Partner

Fifth MDV, L.L.C.

/s/ Nancy Schoendorf

Nancy Schoendorf, Managing Member

Fifth-L MDV, L.L.C.

/s/ Nancy Schoendorf

Nancy Schoendorf, Managing Member

Nancy Schoendorf

/s/ Nancy Schoendorf

Jonathan Feiber

/s/ Jonathan Feiber

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 82568P304	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 82568P304	13 G	Page 13 of 13

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Shutterfly, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 22, 2007

Mohr, Davidow Ventures  V, L.P.

/s/ Nancy Schoendorf

By Fifth MDV, L.L.C.

Nancy Schoendorf, Managing Member

Its General Partner

Mohr, Davidow Ventures V-L, L.P.

/s/ Nancy Schoendorf

By Fifth-L MDV, L.L.C.

Nancy Schoendorf, Managing Member

Its General Partner

Fifth MDV, L.L.C.

/s/ Nancy Schoendorf

Nancy Schoendorf, Managing Member

Fifth-L MDV, L.L.C.

/s/ Nancy Schoendorf

Nancy Schoendorf, Managing Member

Nancy Schoendorf

/s/ Nancy Schoendorf

Jonathan Feiber

/s/ Jonathan Feiber